Confidential Treatment Requested by Royal Caribbean Cruises Ltd. Page 1

Royal Caribbean Cruises Ltd.

1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”.

June 7, 2012

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549-3561

cc: Aamira Chaudhry

RE:      Royal Caribbean Cruises Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on February 29, 2012
File No. 001-11884

Dear Mr. Shenk:

This letter indicates the responses of Royal Caribbean Cruises Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 10, 2012 in relation to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on February 29, 2012 (the “Form 10-K”).

Confidential Treatment

Because of the commercially sensitive nature of certain portions of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operation.

For your convenience, we have set forth below in bold and italicized type each of the staff’s comments to the Form 10-K followed in each case by the Company’s response.

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Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funding Sources, page 55

1.
We note your statement that you operate with a substantial working deficit because passenger receipts are primarily paid in advance with a relatively low-level of accounts receivables. However, when you receive cash in advance you have an increase in cash with an equal increase in a liability (customer deposits), which in and of itself would not create a working capital deficit as both current assets and liabilities are increased. Please advise or revise this disclosure as appropriate.

2.
We also note your statement that you operate with a substantial working capital deficit because voyage related accounts payable usually become due after receipt of cash from related booking. Please clarify for us how this negatively impacts your working capital or revise this disclosure as appropriate.

Response:

As described in the Form 10-K, we have historically operated with a substantial working capital deficit. Similar to others in our industry, a vast majority of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts remain a current liability until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our revolving credit facilities and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses for the applicable future sailing or otherwise, paying down our revolving credit facilities, investing in long term investments or any other use of cash. Accordingly, while the receipt of customer deposits initially increases both cash and customer deposits, the subsequent use of the cash in connection with other activities prior to the sailing results in a working capital deficit.

In response to the Staff’s comments, we will revise our disclosure in future filings to clarify as follows:

Similar to others in our industry, we operate with a substantial working capital deficit.  This deficit is mainly attributable to the fact that a vast majority of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts remain a current liability until the sailing date. The cash generated from these advance receipts is used in many cases prior to the sailing date and interchangeably with cash on hand from other sources, such as our revolving credit facilities and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses for the applicable future sailing or otherwise, paying down our revolving credit facilities, investing in long term investments or any other use of cash. In addition, we have a relatively low-level of accounts receivable and a limited investment in inventories due to rapid turnover.

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Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies, page F-9

3.
Please tell us and revise to disclose your accounting policy for your assistance and or investment in the development/enhancement of certain port facilities and infrastructure in strategic ports of call as discussed on page 10. Additionally, tell us and revise to disclose the types of assistance you have provided and the amount of investments made during the last three fiscal years.

Response:

As described in the Form 10-K, we actively assist and/or invest in the development or enhancement of port facilities and infrastructure in various strategic ports of call, usually in cooperation with local, private or governmental entities. Our participation in these efforts is generally accomplished via:

·	investments with the relevant government authority and/or various other strategic partners established to develop and/or operate the port facilities;

·	by providing direct development and management expertise; or

·	in certain limited circumstances, by providing direct or indirect financial support.

Our unconsolidated investments are limited to investments in which we own less than 50% of the voting stock. All unconsolidated investments in which we own greater than 20% of the voting stock are accounted for under the equity method and those in which we own less than 20% of the voting stock are accounted for under the cost method in  accordance with Accounting Standards Codification (ASC) Topic 323, Investments, Equity Method and Joint Ventures. Our investment balances are recorded within other assets in our Consolidated Balance Sheets and our share of the income or losses from equity investments is recorded within other income in our Consolidated Statement of Operations.

We invested a total of approximately $114,000, $145,000 and $20,000 in 2009, 2010 and 2011, respectively. The amounts recorded within our Consolidated Statements of Operations related to these investments were not material. As of December 31, 2011, 2010 and 2009, the aggregate carrying value of our investments amounted to $37.1 million, $34.4 million and $33.6 million, respectively. These amounts represented approximately 0.2% of total assets in 2011, 2010 and 2009.

We account for all other development/enhancement activities based on the nature of each transaction. For example, in certain limited circumstances we provide financing to local governments in the form of loans to assist with the development/enhancement of their port facilities. We account for the loans provided in accordance with ASC 310, Receivables.  Assets recorded in connection with all other development/enhancement activities including loans provided were approximately $104.0 million, $91.0 million and $33.3 million as of December 31, 2011, 2010 and 2009, respectively. These amounts

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represented approximately 0.5% of total assets in 2011 and 2010 and 0.2% of total assets in 2009.

We will revise our disclosures in future filings to describe our participation in the development or enhancement of port facilities and infrastructure in various strategic ports of call. We have not historically disclosed our accounting policies for our port development activities or separately disclosed the dollar amount of investments we have made, as these activities are not material to our financial position or results of operations for any prior period. We will continue to monitor the materiality of these investments and the accounting policies related to these activities in future periods.

4.
Please tell us and revise to disclose your accounting policy for your loyalty programs as discussed on page 12. Additionally, please tell us and revise to disclose the types of rewards and exclusive member-only benefits that members may earn and how the programs work.

Response:

As described in the Form 10-K, certain of our cruise brands offer rewards to our guests through loyalty programs established to encourage repeat business. All of these programs recognize loyal guests by offering exclusive member-only benefits. Members are typically eligible to enroll in these complimentary programs after one sailing and earn a specified membership status by accumulating cruise points or credits, depending on the brand, which may provide them a certain benefit status on future sailings. Members are awarded points or credits in proportion to the number of cruise days and stateroom category. The loyalty programs provide certain tiers of membership benefits for which members’ are entitled to after accumulating the number of cruise points or credits specified for each tier. Examples of the rewards available under our loyalty programs include, but are not limited to, priority ship embarkation, priority waitlist for shore excursions, complimentary laundry service, complimentary internet, booklets with onboard discount offers, upgraded bathroom amenities, private seating on the pool deck, ship tours and in the case of our most loyal guests who have achieved the highest levels of cruise points or credits, complimentary cruises.

We account for rewards provided under our loyalty programs (with the exception of the complimentary cruises further discussed below) by analogy to ASC 605-50-25, Revenue Recognition, Customer Payments and Incentives. We have determined that the rewards provided are insignificant as compared to the total value of a cruise. In addition, since our guests must sail in the future in order to redeem their rewards, we record costs associated with providing these rewards when the related revenue is recognized (i.e. at the time the guest sails on a future cruise and redeems the award) in accordance with ASC 605-50-25-3. The direct costs associated with the loyalty benefits were $9.6 million, $7.3 million and $4.3 million in 2011, 2010 and 2009, respectively, which are not considered material for disclosure.

Under our rewards program, a guest can earn a complimentary cruise after completing a specific number of cruises (i.e. approximately 100 cruises based on a seven day cruise itinerary). Our policy is to use the incremental cost method to account for the estimated liability associated with cruise points/credits earned to date. The estimated liability includes all cruise points/credits that are expected to be redeemed, including cruise points/credits for guests that have not reached the cruise points/credits required for a

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complimentary cruise. We believe the incremental costs of providing a free cruise to an individual guest as a result of our loyalty programs is limited to certain direct variable costs such as the cost for consumable and replaceables used during the cruise and, as such, the cost of this obligation is not material to our financial position or results of operations.

As of December 31, 2011, the estimated retail value of complimentary cruises earned by our guests to date is approximately $[*], consisting of complimentary cruises for [*] guests. The incremental cost of providing these complimentary cruises to our guests is approximately $[*]. A total of [*] guests sailed on a free cruise during 2011 as compared to 4.9 million total passengers carried in 2011. In addition, we expect approximately [*] and [*] guests will reach the number of cruise points/credits required for a free cruise in 2012 and 2013, respectively. We do not believe the total amount of complimentary cruises earned under our loyalty programs is material to our consolidated financial statements.

We will revise our disclosures in future filings to describe how our loyalty programs work as well as the types of rewards guests can earn through their participation in the programs consistent with the discussion in the first paragraph of this response. We will also continue to monitor the materiality of our loyalty programs in future periods and will disclose our accounting policy and their impact on our financial position and results of operations in future filings, if amounts become material.

Note 5. Property and Equipment, page F-16

5.
We note that the Atlantic Star has been classified as held for sale since 2009. Please tell us and revise to disclose the book value of the Atlantic Star. Additionally, please tell us if you tested the Atlantic Star for impairment during the 2011 fiscal year and, if so, the results of the test and how fair value was estimated.

Response:

As of December 31, 2011, the book value of the Atlantic Star was $[*] million. This amount is classified within other assets in our Consolidated Balance Sheets. The book value of the vessel represented approximately [*]% of our total assets as of December 31, 2011 and, as a result, is not considered material for disclosure in our financial statements. During the fourth quarter of 2011, we tested the Atlantic Star for impairment in accordance with ASC 360, Property, Plant & Equipment and concluded that the value of the vessel was not impaired as the estimated fair value of the ship, less costs to sell, exceeded the ship’s book value. In connection with this assessment, we obtained an independent third-party valuation of the vessel that resulted in a fair value range (net of the estimated costs to sell) of $[*] million to $[*] million utilizing three different valuation methodologies (i.e. income approach, market approach and cost approach). We will continue to monitor the value of the Atlantic Star for impairment in future periods.

*******************************
The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 982-4801.

Very truly yours,

/s/ Brian J. Rice
Brian J. Rice
Executive Vice President and
Chief Financial Officer